ALTEGRIS PORTFOLIO MANAGEMENT, INC.

November 27, 2012

VIA EDGAR

Mr. Thomas Kluck
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Altegris QIM Futures Fund, L.P. (“Registrant”)
Reg. No. 000-53815
Amendment No. 2 to Registration Statement on Form 10
and
Form 10-K for Fiscal Year ended December 31, 2010

Dear Mr. Kluck

Thank you for your comment letter of August 25, 2011 relating to Amendment No. 2 to Registrant’s Form 10 and Registrant’s Annual Report for fiscal year 2010.  For your convenience of reference, the Staff’s comments are set forth verbatim below, together with Registrant’s responses thereto.

General

1.	We have referred your response to comment 1 in our letter dated October 18, 2010 to the Division of Investment Management, which may have further comments.

Noted. Thank you.

Narrative Description of the Business

(i) General, page 4

2.
We note your response to comment 2 in our letter dated October 18, 2010 and your revised disclosure. In future periodic filings, to the extent that the registrant’s historical trading has not been limited to futures contracts, please disclose the allocation of your assets.

Registrant will disclose, in its periodic filings, the counterparties to any forward contracts it enters.  Should derivatives other than futures or cash commodities become a material part of Registrant's trading portfolio, Registrant will make appropriate disclosures, consistent with market practice for commodity pools reporting under the Exchange Act, as required by the relevant report and Regulation S-K.

Narrative Description of the Business

(vi) Charges, page 8

3.
We note your response to prior comment 4 from our letter dated October 18, 2010. Given that it appears the likelihood of you ceasing operations is minimal, it therefore would appear that you are liable to the General Partner for costs which your General Partner has incurred on your behalf.  Please include within your financial statements the liability for all incurred and unpaid liabilities owed to your General Partner regarding your organizational costs.

We respectfully request the Staff to reconsider this comment.  Initial offering costs incurred by open-end investment companies (which are roughly analogous to the Registrant) are typically treated as deferred charges pursuant to FASB ASC 946-20-25-6.  Under such circumstances, FASB ASC 946-20-35-5 requires such deferred costs to be amortized over 12 months on a straight-line basis.  However, neither of these provisions squarely addresses the circumstances applicable to the Registrant.  Registrant did not pay the Registrant’s initial offering costs.  Rather such costs were paid by Registrant’s General Partner.  Subject to the provisions of Section 7(g) of the Registrant’s Agreement of Limited Partnership (the “LPA”) and subject to the limitation on reimbursement discussed below, such costs are being reimbursed to the General Partner by the Registrant over 60 monthly installments beginning in November 2010, the 13th month following commencement of the Registrant’s operations.  Thus, these costs are being spread out, in fact for actual redemption value purposes, and amortized over the same 60 month period, and such repayments are being recorded as an expense as incurred.  The Registrant believes this is a reasonable approach to accounting for such costs and, to the extent it is considered a deviation from generally accepted accounting principles, the deviation, as described below, is in compliance with the contractual provisions of the LPA and is immaterial.

Section 7(g) of the LPA and disclosures made in connection with the offering of interests summarized on page 7 of Registrant’s Registration Statement on Form 10 filed November 2, 2009 are as follows:

LPA

(g)           Expenses. The Partnership will bear all (i) expenses in connection with its organization and the initial offering of its Interests (the Organizational Expenses), which, at the option of the General Partner, may be advanced by the General Partner, in which event, the Partnership will reimburse or otherwise compensate the General Partner for these expenses over such period as the General Partner will determine, as set forth in the Offering Memorandum, or any supplement thereto or other disclosure document describing the terms of the Partnership . . . . In the event the Partnership is liquidated prior to the reimbursement of the Organizational Expenses by the Partnership to the General Partner, any remaining Organizational Expenses will be borne by the General Partner. . . .

Form 10 Disclosure

Actual organizational and initial offering costs incurred through October 1, 2009 were $50,974, which was advanced to the Partnership by the General Partner.  The final amount of such costs is estimated at $75,000.  The Partnership will reimburse the General Partner for the organizational and initial offering costs advanced in monthly installments over a 60-month period, beginning with the thirteenth month the Partnership commences operations; provided that if the Partnership is liquidated prior to the General Partner being fully reimbursed, the General Partner, not the Partnership, shall bear the amount of the unreimbursed organizational and initial offering costs.

The total amount of initial offering costs actually incurred by the General Partner on behalf of the Registrant was approximately $64,000.  The Registrant commenced operations on October 1, 2009.  If, instead of the delayed repayment schedule agreed to by the General Partner, the Registrant was reimbursing the General Partner over 12 months beginning with the commencement of operations and amortizing the initial offering costs over 12 months on a straight-line basis, the Registrant would have recorded an expense equal to 3/12ths of $64,000 (or $16,000) at December 31, 2009 and the unpaid expense reimbursement would not be reflected in the December 31, 2009 financial statements, and Registrant believes it would not have been appropriate to record a liability for the full amount of the remaining reimbursable initial offering costs at December 31, 2009 given the actual net asset value of the Registrant, “cash in the bank” so to speak, for redemption value purposes at December 31, 2009 would include the unreimbursed balance being amortized.  At December 31, 2009, the Registrant’s financial statements reflected a net asset value of $23,140,192, and the unreimbursed balance would have represented approximately 0.21 of 1% of net asset value, an immaterial amount.

As of September 30, 2010, approximately 12 months after Registrant commenced operations, Registrant’s net asset value was $99,426,197 and its reimbursement liability to the General Partner was $64,000 (to be evaluated on a month by month basis and subject to reduction to $0 given that the General Partner had agreed to absorb any unreimbursed amounts in the event of Registrant’s dissolution during the reimbursement period), or approximately 0.06 of 1% of Registrant’s net asset value, an immaterial amount.

Registrant continues to believe that, due to the reimbursement schedule and limitation on reimbursement agreed to by the General Partner and the fact that unreimbursed amounts related to initial offering costs are, in fact, assets of the Registrant included in Registrant’s redemption value net asset value and available to pay redemptions, that Registrant has not incurred the unreimbursed initial offering costs.  The Division of Corporation Finance Financial Reporting Manual (the “Manual”) appears to lend support to this approach.  Section 7210.1 of the Manual provides that “[o]rganizational and offering costs paid for by a related party should be reflected in the financial statements of the registrant where those costs will be directly or indirectly reimbursed. [SAB Topic 5D]  In the absence of an obligation or intent to reimburse directly or indirectly, the staff will not insist on inclusion of these amounts in the issuer’s financial statements.”  As discussed, the General Partner has agreed to a monthly reimbursement schedule contingent upon the continued operation of Registrant (and Registrant is a speculative commodity pool).  Accordingly, a determination must be made as of every month-end, over a 60-month period, whether Registrant continues to operate or has ceased operations.  If the Registrant has ceased operations, Registrant has no obligation whatsoever to reimburse the General Partner for any unreimbursed amount of the organizational costs advanced.  Because this determination must be made on a month-by-month basis, the obligation or intent to reimburse such costs similarly must be determined on a month-by-month basis and no reimbursement obligation arises unless Registrant continues to operate as of a month-end.

However, if Registrant is wrong on this point, the impact on Registrant’s financial statements is immaterial, as shown above, and Registrant further believes that any amortization of Registrant’s initial offering costs in future periods will also have an immaterial effect on Registrant’s financial statements.  Accordingly, if Registrant is wrong in its interpretation of GAAP with respect to the treatment of the initial offering costs reimbursement, Registrant nevertheless believes that any potential benefit of recording the initial offering costs as an incurred expense does not justify the additional administrative burden and cost to Registrant associated with maintaining books for financial reporting purposes that differ from books and records for purposes of calculating Registrant’s actual, “cash in the bank”, net asset value (and thus partners’ actual redemption values) pursuant to the LPA, and, again, respectfully requests the Staff to reconsider its comment.

Item 13. Financial Statements and Supplementary Data

Altegris Portfolio Management, Inc.

4.
We note your response to prior comment 6. Please include within your financial statements disclosure indicating that your General Partner is a wholly-owned subsidiary of Genworth Financial, Inc. and that such company’s financial statements are of public record.

We respectfully request the Staff to reconsider this comment.  We noted that the General Partner had become a subsidiary of Genworth as a matter of record, not to imply that Genworth is obligated to support the operations of the General Partner.  As stated in Registrant’s response to Staff’s prior comment 6, the General Partner generates sufficient income to fund its operations and is not reliant on its parent for operating capital.  Genworth Financial, Inc. has not committed itself to increase or maintain the General Partner’s capital or provide any direct or indirect financial support to the General Partner (and certainly not to Registrant) or to fund any General Partner (or Registrant) cash flow deficits.  Accordingly, Registrant believes that specific reference to Genworth’s financial statements is not relevant to an understanding of the financial condition of the Registrant or the General Partner.  More important, such a reference may be misleading as a reasonable implication could be that Genworth's financial statements are somehow relevant to an understanding of Registrant’s, or the General Partner’s, financial condition when, in fact, they are not.

Form 10-K for fiscal year ended December 31, 2010

Item 1B: Unresolved Staff Comments, page 7

5.	Please update your disclosure in this section in future filings to reflect outstanding comments from the staff in connection with this review.

We respectfully request the Staff to reconsider this comment.  Please note that Registrant is a smaller reporting company.

Item 15. Exhibits, Financial Statement Schedules, page 18

Exhibit 31.01

6.
Please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K.

Registrant has done so.  An amended Form 10-K accompanies this correspondence.

_____________________________________

Registrant acknowledges the following with respect to the filing made today in connection with this correspondence:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon C. Sundt
Principal Executive and Principal Financial Officer
Altegris Portfolio Management, Inc. (d/b/a Altegris Funds)
General Partner of Altegris QIM Futures Fund, L.P.